Condor Hospitality Trust, Inc.

4800 Montgomery Lane, Suite 220

Bethesda , MD 20814

March 21, 2017

Rahul K. Patel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Condor Hospitality Trust, Inc.
Registration Statement on Form S-11 (File No. 333-213080)

Dear Mr. Patel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Condor Hospitality Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:00 p.m. Eastern Time on March 23, 2017, or as soon thereafter as is practicable. Please notify our counsel, Guy Lawson, at 402-633-1402 of the time of the effectiveness.

Sincerely,

CONDOR HOSPITALITY TRUST, INC.

By:	/s/ Jonathan Gantt
Jonathan Gantt
Senior Vice President and Chief Financial Officer

cc:	J. William Blackham
President and Chief Executive Officer, Condor Hospitality Trust, Inc.
Guy Lawson